
05059044

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549



FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 001-03610

ALCOA SAVINGS PLANS FOR BARGAINING, NON-BARGAINING AND SUBSIDIARY AND AFFILIATE EMPLOYEES
(Title of Plan)

ALCOA INC.
(Name of Issuer of Securities held pursuant to the Plan)

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212
(Address of Plan and of principal executive office of Issuer)



Alcoa Savings Plans for Bargaining, Non-Bargaining and Subsidiary and Affiliate Employees
Index
December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Alcoa Benefits Management Committee for the
Alcoa Savings Plans for Bargaining, Non–Bargaining and
Subsidiary and Affiliate Employees

In our opinion, the accompanying statements of individual plan net assets available for benefits and the related statements of changes in individual plan net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alcoa Savings Plans for Bargaining, Non-Bargaining and Subsidiary and Affiliate Employees (the "Plans") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans' management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 3, 2005

Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees
Statements of Individual Plan Net Assets Available for Benefits
December 31, 2004

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary Plan	Total (Unaudited)
Assets				
Plan's value of interest in Master Trust				
Nonparticipant-Directed Investments				
Alcoa Stock Fund	$ 315,536,304	$ 770,742,898	$ 112,520,116	$ 1,198,799,318
Participant-Directed Investments	546,316,619	1,614,483,030	723,922,408	2,884,722,057
Total value of interest in Master Trust	861,852,923	2,385,225,928	836,442,524	4,083,521,375
Loans to participants	31,595,928	30,750,505	27,180,776	89,527,209
Net assets available for benefits	$ 893,448,851	$ 2,415,976,433	$ 863,623,300	$ 4,173,048,584

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees
Statements of Individual Plan Net Assets Available for Benefits
December 31, 2003

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary Plan	Total (Unaudited)
Assets				
Plan's value of interest in Master Trust				
Nonparticipant-Directed Investments				
Alcoa Stock Fund	$ 391,340,466	$ 994,367,287	$ 125,749,878	$ 1,511,457,631
Participant-Directed Investments	506,102,951	1,539,110,103	671,245,746	2,716,458,800
Total value of interest in Master Trust	897,443,417	2,533,477,390	796,995,624	4,227,916,431
Loans to participants	32,155,608	32,022,628	27,410,307	91,588,543
Net assets available for benefits	$ 929,599,025	$ 2,565,500,018	$ 824,405,931	$ 4,319,504,974

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees
Statements of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2004

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary Plan	Total (Unaudited)
Additions				
Contributions				
Participant	$ 52,082,137	$ 56,216,721	$ 52,104,425	$ 160,403,283
Employer	16,698,396	35,954,433	26,858,024	79,510,853
	68,780,533	92,171,154	78,962,449	239,914,136
Net investment (loss) income from Master Trust investments				
Nonparticipant-Directed investments				
Alcoa Stock Fund	(57,317,429)	(145,651,902)	(18,735,803)	(221,705,134)
Participant-Directed investments	38,787,635	126,879,180	55,838,107	221,504,922
Total investment (loss) income from Master Trust investments	(18,529,794)	(18,772,722)	37,102,304	(200,212)
Total additions	50,250,739	73,398,432	116,064,753	239,713,924
Deductions				
Benefit payments to participants	(79,704,845)	(216,932,635)	(77,909,033)	(374,546,513)
Net (decrease) increase before Plan transfers	(29,454,106)	(143,534,203)	38,155,720	(134,832,589)
Plan transfers				
Transfer to Almatis	(661,610)	(10,962,191)	-	(11,623,801)
Transfers (to) from plans	(6,034,458)	4,972,809	1,061,649	-
Net (decrease) increase	(36,150,174)	(149,523,585)	39,217,369	(146,456,390)
Net assets available for benefits				
Beginning of year	929,599,025	2,565,500,018	824,405,931	4,319,504,974
End of year	$ 893,448,851	$ 2,415,976,433	$ 863,623,300	$ 4,173,048,584

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General

The Alcoa Savings Plan for Bargaining Employees ("Alcoa Bargaining Plan"), the Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Non-Bargaining Plan"), and the Alcoa Savings Plan for Subsidiary and Affiliate Employees ("Alcoa Subsidiary Plan") (collectively the "Plans") are defined contribution savings plans maintained pursuant to a Master Trust agreement between Alcoa Inc. ("Alcoa" or the "Company") and the trustee, Mellon Bank, N.A. ("Trustee"). In general, the Plans provide various investment options for amounts withheld from employees' salaries and for Company contributions. Plan documents, which include a description of eligibility and vesting requirements, are available to participants upon request.

Reference should be made to the basic prospectus and to the Summary Plan Description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and Company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. Employees of locations that participate in the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary Plan are immediately eligible for plan participation. The Alcoa Bargaining Plan is available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Hourly employees must also complete a stated probationary period under the collective bargaining agreement. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. Company contributions vest after three years of employment.

Employee Contributions

Nonhighly compensated employees may elect to contribute up to 16% of eligible compensation as pre-tax or up to 16% as after-tax contributions to the Plans, with a maximum of 16% in the aggregate.

Highly compensated employees may elect to contribute up to 6% of eligible compensation as pre-tax or up to 10% as after-tax contributions to the Plans, with a maximum of 10% in the aggregate.

Certain eligible employees can contribute from 0% to 50% in 10% increments of their variable pay, as defined in the Plan documents, up to a maximum of $1,500 per year as a separate pre-tax contribution.

Certain eligible collective bargained employees can direct their negotiated deferrals, as defined in the Plan documents, to their Plan accounts as a separate pre-tax contribution.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Employer Contributions
For the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants' eligible compensation. Company match for contributions to the Alcoa Bargaining Plan is based upon the various collective bargaining agreements. The employer match for the Plans is contributed into the Alcoa Stock Fund, which is an employee stock ownership plan under the Internal Revenue Code Section 409 and a nonparticipant-directed investment. The Company does not match variable pay or negotiated deferral contributions.

Participant Loans
Participants may borrow from their individual account balances in the Plans. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's vested account balance or $50,000. Loans are collateralized by the vested portion of the participant's account balance and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is taken out.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant with a vested account balance greater than $5,000 may elect to leave their investment in the Plan or receive a lump-sum distribution. Participants not electing a lump-sum distribution may elect to receive four partial payments per calendar year. Plan provisions require a lump-sum distribution when the participant reaches age 70.

Forfeitures
The employer contributions and the earnings on those contributions vest after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce plan expenses or future Company contributions. Total forfeitures that reduced employer contributions in 2004 were $465,767 in the Alcoa Non-Bargaining Plan, $91,446 in the Alcoa Bargaining Plan and $401,164 in the Alcoa Subsidiary Plan.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans, subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

2. Plan Transfers

Effective February 27, 2004, the Company's Specialty Chemicals Business was sold to Almatis, Inc. ("Almatis"). Pursuant to the agreement of sale between the Company and Almatis, assets of $11,623,801 attributable to the active employees of the business were transferred to the Almatis Inc. Savings Plan as of April 15, 2004.

3. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation
The Fixed Income Fund investment option of the Master Trust includes guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") that are valued at contract value and at quoted market prices for publicly traded fixed interest obligations. GICs and SICs held in this fund are fully benefit responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. Contract value represents cost plus reinvested earnings. GICs provide a fixed rate of return for the life of the contract. SICs operate similar to GICs, except that the underlying assets are held by the trust rather than a separate account of the issuer and a financially responsible third party issues a "wrapper" contract for benefit responsiveness. GICs and SICs generally provide for the full repayment of principal and interest; however, upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates) the market value of the GIC or SIC, if lower than its book value, may be repaid (a "Market Value Adjustment"). There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Investments within the Alcoa Stock Fund within the Master Trust are valued at the average of the high and low market price on the last business day of the year.

The Schwab Personal Choice Retirement Account ("PCRA") is a self-directed brokerage account that allows participants to select and manage investments from a variety of options not directly available in the Plans. Investments held in the brokerage accounts are valued at their closing market prices.

Investments within the various mutual funds of the Master Trust are valued at the closing net asset value of the respective mutual fund.

Participants loans are valued at their outstanding balances, which approximate fair value.

Allocation of Investment Income

The individual Plans participate in the funds within the Master Trust through the purchase and sale of fund units, which are valued daily. The individual Plans' interest in Master Trust investment income, as reflected in the Statements of Changes in Individual Plan Net Assets Available for Benefits, represents investment income earned by the Master Trust. Investment income is allocated daily to the individual Plans based on each participant's number of units owned within each investment fund option. Investment income of the Master Trust is comprised of net appreciation and depreciation in the fair value of the Master Trust's investments and dividend and interest income earned on those investments.

Net appreciation or depreciation in the fair value of the Master Trust investments consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties

The Plans provide for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits and the Statements of Changes in Individual Plan Net Assets Available for Benefits.

Payments of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Fixed Income Fund investment management fees and the Alcoa Stock Fund fees are paid from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets and are not material. For the Alcoa Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year and are not material. The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

All funds in the Plans, except for the Fixed Income Fund and Alcoa Stock Fund, are mutual funds. Mutual funds incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value ("NAV"). The NAVs for the mutual funds in the Plans are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plans. Expenses charged by mutual funds include asset management and administrative fees.

4. Tax Status

The Plans are intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Master Trust is thereby tax-exempt within the meaning of Section 501(a) of the Internal Revenue Code.

The Alcoa Non-Bargaining Plan received a favorable determination letter from the Internal Revenue Service ("IRS") dated January 9, 2003. The Alcoa Bargaining Plan received a favorable determination letter from the IRS dated January 9, 2003. The Alcoa Subsidiary Plan received a favorable determination letter from the IRS dated August 6, 2002. Although the Plans have been amended since receiving their determination letters, the Plans' administrator and the Plans' tax counsel believe that the Plans are currently designed and being operating in compliance with the applicable requirements of the Internal Revenue Code.

5. Related-Party Transactions

The Plans own shares of common stock of Alcoa and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder. As discussed in Note 3, the Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans. The Plans also invest in funds managed by Mellon Bank, N.A. Mellon Bank, N.A. is the trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

6. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Alcoa Stock Fund, a nonparticipant-directed investment, is as follows:

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary Plan	Total (Unaudited)
Investment value at December 31, 2003 (A)	$ 391,340,466	$ 994,367,287	$ 125,749,878	$1,511,457,631
Additions				
Participant contributions	12,559,863	11,080,463	5,349,147	28,989,473
Employer contributions	16,698,396	35,954,433	26,858,024	79,510,853
Total additions	29,258,259	47,034,896	32,207,171	108,500,326
Deductions				
Net loss from Master Trust investments (B)	(57,317,429)	(145,651,902)	(18,735,803)	(221,705,134)
Benefit payments to participants	(27,066,235)	(62,597,647)	(10,997,430)	(100,661,312)
Total deductions	(84,383,664)	(208,249,549)	(29,733,233)	(322,366,446)
Net (decrease) increase before transfers	(55,125,405)	(161,214,653)	2,473,938	(213,866,120)
Plan transfers				
Transfers to participant-directed investments	(20,464,666)	(58,060,389)	(15,703,700)	(94,228,755)
Transfers to plans, net	(214,091)	(4,349,347)	-	(4,563,438)
Net transfers	(20,678,757)	(62,409,736)	(15,703,700)	(98,792,193)
Net decrease	(75,804,162)	(223,624,389)	(13,229,762)	(312,658,313)
Investment value at December 31, 2004 (C)	$ 315,536,304	$ 770,742,898	$ 112,520,116	$1,198,799,318

(A) The assets include Alcoa Common Stock of $1,467,688,686, cash equivalents of $41,725,703 and a receivable of $2,043,242. The equivalent shares of Alcoa common stock were 38,446,331 at a price of $38.175.

(B) The net loss from Master Trust investments includes interest of $1,065,009, dividends of $22,799,356 and loss from employer securities of $245,569,499.

(C) The assets include Alcoa Common Stock of $1,163,990,335, cash equivalents of $37,022,431 and a payable of $2,213,448. The equivalent shares of Alcoa common stock were 36,893,513 at a price of $31.550.

7. Investments in Master Trust

The Plans' investments are held in a Master Trust. The investments are held in safekeeping, under a trust arrangement, by the Trustee. Each participating Plan has an undivided interest in the Master Trust. The investments by type, including investments that represent 5% or more of the Plan's net assets, have been detailed below:

	2004	2003
Master Trust investments		
At fair value		
Alcoa Common Stock	$ 1,163,990,335	$ 1,467,688,686
Shares of Registered Investment Companies		
Investment Company of America Fund	337,302,306	324,795,037
American Balanced Fund	272,483,227	250,781,779
Vanguard Institutional Index Plus Fund	303,367,332	265,311,265
Other Registered Investment Companies	846,729,606	716,095,389
U.S. Government Securities	486,224,444	474,083,796
Corporate Debt Instruments	514,440,035	472,774,049
Cash and cash equivalents	122,413,103	169,770,016
Other investments	26,082,943	33,156,101
	4,073,033,331	4,174,456,118
At contract value		
Investment contracts	10,488,044 (A)	53,460,313 (A)
	10,488,044	53,460,313
Total investments in Master Trust	$ 4,083,521,375	$ 4,227,916,431
Percent ownership of the Plans in the Master Trust		
Alcoa Non-Bargaining Plan	58.41%	59.92%
Alcoa Bargaining Plan	21.11%	21.23%
Alcoa Subsidiary Plan	20.48%	18.85%
	100.00%	100.00%

The Master Trust investment loss for the year ended December 31, 2004 is as follows	
Net investment (loss) gain from Master Trust investments	
Investment (loss) gain	
Alcoa Common Stock	$ (245,569,499)
Shares of Registered Investment Companies	127,877,556
Investment contracts	42,187,492
Other investments	4,564,389
	(70,940,062)
Interest	47,940,494
Dividends	22,799,356
Net investment loss from Master Trust investments	$ (200,212)

(A) The estimated fair value of the investment contracts held at December 31, 2004 and 2003 approximates $15,013,210 and $55,013,883, respectively. The average crediting interest at December 31, 2004 and 2003 was 3.90% and 4.43%, respectively. The average yield for the year ended December 31, 2004 and 2003 was 4.08% and 4.80%, respectively.

8. Subsequent Events

In March 2005, Alcoa Fujikura, Ltd ("AFL") completed a transaction with Fujikura Ltd. of Japan ("Fujikura") in which Fujikura obtained complete ownership of the AFL Telecommunications Business through a share exchange by Fujikura of all of its AFL shares for all shares in AFL Telecommunications LLC, a new subsidiary. The employees associated with the telecommunications business became employees of the new subsidiary. Effective June 1, 2005, certain assets of the Alcoa Savings Plans attributable to the telecommuncations employees are being transferred to the AFL Plan in which they began to participate.

Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees

EIN #25-0317820

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Plan	Plan Number	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value
Alcoa Savings Plan for Bargaining Employees	008	Participant loans	Interest rates range from 5.00% to 10.50%; loans due at various maturity dates	$ 31,595,928
Alcoa Savings Plan for Non-Bargaining Employees	007	Participant loans	Interest rates range from 5.00% to 10.50%; loans due at various maturity dates	30,750,505
Alcoa Savings Plan for Subsidiary and Affiliate Employees	017	Participant loans	Interest rates range from 5.00% to 10.50%; loans due at various maturity dates	27,180,776
				$ 89,527,209

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Savings Plans for Bargaining, Non-Bargaining, and Subsidiary and Affiliate Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES



Richard B. Kelson
Benefits Management Committee Member



Paul D. Thomas
Benefits Management Committee Member



William B. Plummer
Benefits Management Committee Member



Regina Hitchery
Benefits Management Committee Member

June 17, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements (Registration No. 33-24846, Registration No. 333-32516 and Registration No. 333-106411) of our report dated June 3, 2005 relating to the financial statements of the Alcoa Savings Plans for Bargaining, Non-Bargaining and Subsidiary and Affiliate Employees which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 17, 2005